UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 24)

STAAR Surgical Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

852312305
(CUSIP Number)

Neal C. Bradsher c/o Broadwood Capital, Inc. 724 Fifth Avenue, 9th Floor New York, New York 10019 (212) 508-5735
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS

Broadwood Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,795,348

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,795,348

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,795,348

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.6%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS

Broadwood Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,795,348

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,795,348

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,795,348

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.6%

14.	TYPE OF REPORTING PERSON

CO, IA

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

25,900

8.	SHARED VOTING POWER

10,795,348

9.	SOLE DISPOSITIVE POWER

25,900

10.	SHARED DISPOSITIVE POWER

10,795,348

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,821,248

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.6%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	852312305

Item 1.	Security and Issuer.

The name of the issuer is STAAR Surgical Company, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 25651 Atlantic Ocean Drive, Lake Forest, California 92630. This Amendment No. 24 to Schedule 13D relates to the Issuer’s Common Stock, par value $0.01 per share (the "Shares").

Item 2.	Identity and Background.

	(a), (f)	The persons filing this statement are: (i) Broadwood Partners, L.P., a Delaware limited partnership ("Broadwood Partners"); (ii) Broadwood Capital, Inc., a New York corporation ("Broadwood Capital"); and (iii) Neal C. Bradsher, a United States citizen (“Mr. Bradsher”, and collectively with Broadwood Partners and Broadwood Capital, the "Reporting Persons").

	(b), (c)	Broadwood Capital is an investment adviser registered with the Securities and Exchange Commission that is principally engaged in the business of providing investment advisory services. Broadwood Partners is a pooled investment vehicle that is principally engaged in the business of investing its assets in securities. Broadwood Capital serves as the general partner of Broadwood Partners. Neal Bradsher is the President of Broadwood Capital. The principal business address of the Reporting Persons is 724 Fifth Avenue, 9th Floor, New York, New York 10019.

	(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 10,795,348 Shares beneficially owned by Broadwood Partners came from its working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 10,795,348 Shares beneficially owned by Broadwood Capital came from the working capital of Broadwood Partners, which is the direct owner of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 10,821,248 Shares beneficially owned by Mr. Bradsher came from his personal funds and the working capital of Broadwood Partners. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Shares for investment purposes and are filing this Schedule 13D/A to report a change in their respective beneficial ownership percentages of the Shares resulting from an increase in the Issuer’s outstanding Shares.

Since their twenty-third Schedule 13D Amendment filing two years ago, the Reporting Persons believe that, as a result of further steady and diligent effort, the Issuer's current CEO and management team have made significant further progress toward realizing the Issuer’s substantial long-term global growth opportunity. This progress has resulted in further improvements in business results and greater investor recognition. Because of the Reporting Persons' longstanding belief in the advantages of the Issuer's proprietary technology and the Issuer’s resulting substantial long-term global growth opportunity, the Reporting Persons have increased their ownership of the Shares at various times over the last two-and-a-half decades, most recently through open market purchases in 2019.

The Reporting Persons also are encouraged by the Issuer's progress over time with respect to corporate governance matters, and believe that shareholder-oriented corporate governance has made a substantial contribution to the Issuer’s overall progress since the current Chairman of the Issuer’s board of directors (the “Board”) and two other directors joined the Board in 2014-2016 as a result of dialogue between shareholders and the Board. The Reporting Persons also recently supported the election to the Board of two new directors with records of success in the U.S. ophthalmic device industry. The Reporting Persons intend to remain in dialogue with members of the Board and other shareholders about the Issuer's corporate governance and strategies for continued long-term shareholder value creation.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate. In that regard, Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's board of directors, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer.

	(a) – (d)	As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 10,795,348 Shares, constituting 23.6% of the Shares, based upon 45,806,406 Shares outstanding as of July 31, 2020. Broadwood Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 10,795,348 Shares. Broadwood Partners has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 10,795,348 Shares.

As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 10,795,348 Shares, constituting 23.6% of the Shares, based upon 45,806,406 Shares outstanding as of July 31, 2020. Broadwood Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 10,795,348 Shares. Broadwood Capital has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 10,795,348 Shares.

As of the date hereof, Mr. Bradsher may be deemed to be the beneficial owner of 10,821,248 Shares, constituting 23.6% of the Shares, based upon 45,806,406 Shares outstanding as of July 31, 2020. Mr. Bradsher has the sole power to vote or direct the vote of 25,900 Shares and the shared power to vote or direct the vote of 10,795,348 Shares. Mr. Bradsher has sole power to dispose or direct the disposition of 25,900 Shares and the shared power to dispose or direct the disposition 10,795,348 Shares.

On July 1, 2020, Broadwood Partners transferred 4,062 Shares to a limited partner therein. No Shares were sold by Broadwood Partners. There have been no other transactions in the Shares by the Reporting Persons during the past sixty days.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein or in a prior Schedule 13D filed by the Reporting Persons in respect of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2020	Broadwood Partners, L.P.*
	By:	Broadwood Capital, Inc.

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

Broadwood Capital, Inc.*

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

/s/ Neal C. Bradsher
Neal C. Bradsher*

* This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 24 to Schedule 13D, dated August 12, 2020, relating to the Common Stock, par value $0.01 per share, of STAAR Surgical Company shall be filed on behalf of the undersigned.

Dated: August 12, 2020	Broadwood Partners, L.P.
	By:	Broadwood Capital, Inc.

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

Broadwood Capital, Inc.

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

/s/ Neal C. Bradsher
Neal C. Bradsher